

August 6, 2015

Via E-mail
Mark Lucero
Chief Executive Officer
Vodka Brands Corp
554 33rd Street
Pittsburgh, PA 15201

Re: **Vodka Brands Corp**
Amendment No. 1 to Registration Statement on Form S-1
Filed August 3, 2015
File No. 333-205398

Dear Mr. Lucero:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2015 letter.

Business Operations, page 30

1.   We note your response to comment 11, the invoice filed as Exhibit 10.13 and the statement on page 31 that the distiller provides finished product according to your "specifications." Please revise where appropriate to address the extent to which you and the distiller have an arrangement or understanding with respect to specifications of labels and bottles, as well as the ingredients or quality of the vodka. In this regard, it appears that the invoices do not include such specifications.

Exhibit 23.1

2.   We note the audit report date (July 31) referenced in the consent did not include the year. Please direct your auditor to revise its consent consistent with the audit report dated July 31, 2015 included on page 47.

You may contact James Giugliano at (202) 551-3319 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Brenda Hamilton
        Hamilton & Associates Law Group P.A.